Exhibit 99.1

NOTE TO THE MARKET

RIGHTS OFFERING

PLACEMENT OF THE REMAINING UNSUSCRIBED COMMON SHARES

AUCTION THROUGH SUBASTA

In connection with the capital increase of up to 461,111,111,111 new common shares of Itaú Corpbanca (the “Company”), approved at an extraordinary shareholders’ meeting held by the Company on July 13, 2021, and issued and registered under N ° 1/2021, of September 15, 2021, in the Securities Registry of the Chilean Commission for the Financial Market, the Company informs the following:

●	As previously disclosed, the Company’s offering of Rights ended on November 16, 2021. During the Rights Offerings, a total of 455,243,347,249 common shares were subscribed and paid, in the Chilean and international markets, representing 98.73% of the total new common shares issued in the aforementioned capital increase, raising a total of Ch$819,438,025,048 (US$1.0 billion approximately), with a total of 5,867,763,862 new common shares remaining unsubscribed and unpaid.

●	The Company will place the remaining 5,867,763,862 new common shares in an auction through a Subasta in the Santiago Stock Exchange, with a minimum Price of Ch$1.80 per share, through Larrain Vial S.A. Corredora de Bolsa. All of this in accordance with the applicable legal and regulatory regulations, especially the provisions of article 29 of the Reglamento de Sociedades Anónimas.

Santiago, November 25, 2021.

The press release is also available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl